Scott Anderegg Jennifer López-Molina August 31, 2021 Page 1

Via Edgar

August 31, 2021

Scott Anderegg Jennifer López-Molina Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Lifesci Acquisition II Corp.
Registration Statement on Form S-4
Filed July 28, 2021
File No. 333-258205

Dear Mr. Anderegg and Ms. López-Molina:

On behalf of our client, Lifesci Acquisition II Corp., a Delaware corporation (the “Company” or “LSAQ”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 11, 2021 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (the “Form S-4”).

Contemporaneously, the Company is filing via EDGAR Amendment No. 1 to the Form S-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the response set forth below refer to the page numbers in Amendment No. 1.

Form S-4 filed July 28, 2021

Science 37 Projected Sales ($M), page 91

1.	We note your reference to revised disclosure on page 91 in response to comment 11. The disclosure here appears to provide a basis for how LSAQ determined the valuation for Science 37. However, the disclosure does not appear to speak to the underlying assumptions of Science 37's sales projections so stockholders can evaluate the projections and their reasonableness when making their investment decision. For example, please tell us the nature of the figures excluded from your valuation. In this regard, we note your disclosure that "[t]he board further noted that Science 37’s projected 2021E – 2023E sales CAGR of 87.1% was the highest among its peer group (excluding figures deemed by LSAQ management to be not meaningful)."

RESPONSE: We acknowledge the Staff’s comment and note that responsive revisions to the disclosure are reflected on pages 88 and 89 of Amendment No. 1.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner